Exhibit 99.(a)(5)(E)

For Additional Information:

Bryan Giglia

Vice President – Corporate Finance

Sunstone Hotel Investors, Inc.

(949) 369-4236

SUNSTONE HOTEL INVESTORS, INC. ANNOUNCES PRELIMINARY

RESULTS OF ITS MODIFIED “DUTCH AUCTION” TENDER OFFER

San Clemente, CA – June 30, 2008 – Sunstone Hotel Investors, Inc. (NYSE: SHO) announced today the preliminary results of its previously announced modified “Dutch Auction” tender offer (the “Offer”), which expired at 12:00 midnight, New York City time, on June 27, 2008.

In accordance with the terms and conditions of the Offer and based on the preliminary count by American Stock Transfer & Trust Company, the depositary for the Offer (the “Depositary”), the Company expects to purchase approximately 7.4 million shares of its common stock (“Common Stock”) through the Offer. The total shares being purchased include 6.2 million shares initially offered to be purchased by the Company, and an additional 1.2 million shares, the maximum increase permitted without extending the Offer. The shares are being purchased at a price of $17.50 per share, for a total cost of approximately $129 million (excluding fees and costs of the Offer).

Because more than 7.4 million shares of Common Stock have been validly tendered and not validly withdrawn, the Offer is oversubscribed and the Company expects to only accept for purchase, on a pro rata basis, approximately 93.8% of the shares validly tendered at or below $17.50 (assuming all shares tendered through guaranteed delivery procedures are delivered under the terms of the Offer), based on the total number of shares reported to be tendered at or below $17.50 and not withdrawn prior to the expiration of the Offer and subject to “odd lot” priority and conditional tender provisions of the Offer. This preliminary proration factor is subject to change based on, among other things, the number of tendered shares which satisfy the guaranteed delivery procedures. Stockholders who tendered their shares by delivering a notice of guaranteed delivery prior to the expiration of the Offer must deliver the related shares and required documents to the Depositary within three New York Stock Exchange trading days of their execution of the notice of guaranteed delivery. Stockholders who own fewer than 100 shares of Common Stock, or an “odd-lot”, and who have validly tendered all of their shares will not be subject to proration in accordance with the terms of the Offer.

The number of shares the Company expects to purchase in the Offer represents approximately 13% of its common stock outstanding as of May 30, 2008, the last full trading day prior to the commencement of the Offer. As a result of the consummation of the Offer, the Company expects that approximately 51.3 million shares of Common Stock will be outstanding immediately following payment for the shares purchased in the Offer.

The number of shares to be purchased, the proration factor and the price per share under the Offer are preliminary. Final results will be determined following the expiration of the guaranteed delivery period subject to confirmation by the Depositary of the proper delivery of the shares validly tendered and not validly withdrawn. The actual number of shares to be purchased, the proration factor and the price per share will be announced following the completion of the confirmation process. Payment for the shares accepted for purchase will commence promptly thereafter. Any shares validly tendered and not purchased due to proration or conditional tenders or shares tendered at a price higher than $17.50 per share will be returned at the Company’s expense promptly to the tendering stockholder.

Questions and requests for information about the Offer should be directed to the information agent of the Offer, D.F. King & Co., Inc., at (800) 735-3107 or (212) 269-5550 (for banks and brokers), or the dealer manager of the Offer, J.P. Morgan Securities Inc., at (877) 371-5947.

This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of Sunstone common stock. The solicitation of offers to buy shares of the Common Stock is only made pursuant to the offer to purchase, the letter of transmittal and related documents that the Company filed with the Securities and Exchange Commission on June 2, June 16 and June 23, 2008. Stockholders should read those materials carefully because they contain important information, including the various terms of, and conditions to, the Offer. Stockholders may obtain the offer to purchase, the letter of transmittal and related documents without charge from the Securities and Exchange Commission’s website at www.sec.gov; and from the information agent, D.F. King & Co., Inc., at (212) 269-5550 (banks and brokers) or (800) 735-3107 (all others).

About Sunstone Hotel Investors, Inc.

Sunstone Hotel Investors, Inc. is a lodging real estate investment trust (“REIT”) that, as of the date hereof, has interests in 45 hotels comprised of 15,354 rooms primarily in the upper-upscale segment operated under nationally recognized brands, such as Marriott, Hilton, Hyatt, Fairmont and Starwood. For further information, please visit the Company’s website at www.sunstonehotels.com.

This press release contains forward-looking statements within the meaning of federal securities laws and regulations. These forward looking statements are identified by their use of terms and phrases such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “should,” “will” and other similar terms and phrases, including references to assumptions and forecasts of future results. Forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors which may cause the actual results to differ materially from those anticipated at the time the forward-looking statements are made. These risks include, but are not limited to: volatility in the debt or equity markets affecting our ability to acquire or sell hotel assets; national and local economic and business conditions, including the possibility of a U.S. recession; potential terrorist attacks, which would affect occupancy rates at our hotels and the demand for hotel products and services; operating risks associated with the hotel business; risks associated with the level of our indebtedness and our ability to meet covenants in our debt agreements; relationships with property managers and franchisors; our ability to maintain our properties in a first-class manner, including meeting capital expenditure requirements; our ability to compete effectively in areas such as access, location, quality of accommodations and room rate structures; changes in travel patterns, taxes and government regulations, which influence or determine wages, prices, construction procedures and costs; our ability to identify, successfully compete for and complete acquisitions; the performance of acquired properties after they are acquired; necessary capital expenditures and our ability to fund them and complete them with minimum disruption; our ability to continue to satisfy complex rules in order for us to qualify as a REIT for federal income tax purposes; and other risks and uncertainties associated with our business described in the Company’s filings with the SEC. Although the Company believes the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that the expectations will be attained or that any deviation will not be material. All forward-looking information in this release is as of June 30, 2008, and the Company undertakes no obligation to update any forward-looking statement to conform the statement to actual results or changes in the Company’s expectations.